October 5, 2006

All Securities Commissions

Dear Sirs:

RE:	LPBP INC. - Notification of Meeting and Record Date

We advise the following with respect to the Special Meeting of Shareholders for the subject Corporation:

DATE OF MEETING:	November 24, 2006
RECORD DATE FOR NOTICE:	October 24, 2006
RECORD DATE FOR VOTING:	October 24, 2006
Beneficial Determination Date:	October 24, 2006
MATERIAL MAIL DATE:	November 3, 2006
SECURITIES entitled to receive Notice of the Meeting:	Class A Common
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [ ] No [X]
CUSIP:	502118102

Yours very truly,

LPBP INC.

"Theresa Cosway"

Per: Theresa Cosway
Law Clerk